FILED BY SANDY SPRING BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: SANDY SPRING BANCORP, INC.

(Commission File No. 0-19065)

Sandy Spring Bancorp, Inc.

Transaction Investor Conference Call

September 24, 2019 at 10:00 AM Eastern

CORPORATE PARTICIPANTS

Daniel J. Schrider - President and Chief Executive Officer of Bancorp and Bank

Philip J. Mantua - Executive Vice President and Chief Financial Officer of Bancorp and Bank

Aaron M. Kaslow - Executive Vice President, General Counsel and Secretary

PRESENTATION

Operator

Good morning and welcome to the Sandy Spring Bancorp Transaction Investor Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key, followed by zero. After today’s presentation there will be an opportunity to ask questions. To ask a question you may press star then one on your touchtone phone. To withdraw your question, please press star then two. Those listening through the webcast may submit questions throughout the event by clicking the word Questions on your screen. Please note that this event is being recorded.

I would now like to turn the conference over to Aaron Kaslow, Executive Vice President and General Counsel. Please go ahead.

Aaron M. Kaslow

Good morning. Thank you for joining us to discuss Sandy Spring Bancorp’s proposed acquisition of Revere Bank. Before beginning I want to remind listeners that the following discussion contains forward-looking statements as described in the Forward-Looking Statement disclaimer included on Page 2 of the investor slide that was made available earlier this morning.

Our call is open to all investors, analysts, and news media. There will be a live webcast of today’s call as well as a replay of the call available on our website later today.

I will now turn the call over to our President and Chief Executive Officer, Daniel J. Schrider.

Daniel J. Schrider

Good morning, everyone, and thank you for joining our call. This is Dan Schrider speaking, and I’m joined here today by Sandy Spring Bancorp’s Chief Financial Officer, Phil Mantua.

We’re very excited to share that we’ve entered a definitive agreement to acquire Rockville, Maryland-based Revere Bank. This acquisition deepens our presence in our core market, expands our Commercial Client portfolio, and authoritatively pushes the Company through the important growth benchmark of $10 billion. This transaction also further solidifies our position as the premier bank in the Greater Washington D.C. region and clearly demonstrates our momentum and position of strength in this highly desirable and competitive market.

Over the past two years, we have significantly expanded our geographic footprint, delivered record annual earnings, marked our 150th anniversary, and continued to build out a strong team of local professionals and industry experts. Revere is a well-respected bank with strong leadership in quality, experienced bankers. Co-CEOs Ken Cook and Drew Flott have built a great company and delivered steady exceptional growth. Like us, they’re from the communities we serve, and they’re dedicated to this region.

Our companies have a shared commitment to delivering exceptional client service, and we’re confident that Revere is the right strategic partner to help Sandy Spring continue to grow and deepen our commitment to the Greater Washington D.C. region.

The assets out of Revere’s balance sheet is primarily comprised of small business and commercial clients, which is a strategic focus for us and made them an attractive partner for this transaction. Additionally, their geographic footprint aligns well with ours, allowing us to continue to deepen our presence in our core market. All of these things taken together will result in value

Sandy Spring Bancorp, Inc.

September 24, 2019 at 10:00 AM Eastern

creation for our combined shareholders, clients, employees, and our community. As for the Revere clients, they will gain access to our broad capabilities, such as Wealth Management, Trust Service, Insurance, and Private Banking, which are all beyond what most community banks are able to offer. Clients will also benefit from our larger lending limits and the greater access that comes from working with a larger organization. For Revere employees, we look forward to welcoming them to the Company and integrating our teams to become the absolute best of what we do for our clients and one another.

Upon closing, Revere’s Co-President and CEOs Ken Cook and Drew Flott will join the Company. Ken will join as an Executive Vice President, and Drew will join as a Division Executive. In Ken’s new role he will sever as the President of Commercial Banking, managing Commercial teams across the Company’s footprint and working closely with Sandy Spring Bank’s Executive Vice President and Chief Banking Officer, Jay O’Brien. Jay will oversee Commercial Real Estate, Personal and Business Banking, Institutional Banking, Treasury Management, and Marketing divisions of the combined organization. Ken and Jay will both report to meet.

As Division Executive within the Corporate Finance Group, Drew will co-lead the integration effort. He will also work closely with Senior Leadership to identify and implement growth strategies and operational improvements.

As noted on Slide 3 of the deck, this transaction is both strategically important to solidify our position as the largest community bank in Greater Washington while also providing compelling financial outcomes, including solid EPS accretion, material operating efficiencies, and a very desirable tangible book dilution earn-back period.

We benefit from having known many members of the Revere Bank team for several years. We’ve served together in banking associations and non-profit efforts, and have competed head-to-head for many years. We have observed their growth, success, and their approach to clients and are very impressed with what they’ve achieved. Our familiarity with one another, shared commitment to our employees and clients, and cultural fit will provide for a smooth and successful integration.

For those on the call who may be less familiar, Slide 4 shows the corporate profile for Revere Bank. With $2.6 billion in assets, 11 branch offices in the heart of Greater Washington, and the very skilled and experienced team of bankers, the proposed acquisition represents a terrific combination that creates greater capacity and capabilities for our combined client base. The financial highlights for Revere are impressive, demonstrating strong balance sheet growth, excellent credit quality, good operating leverage, and attractive returns. All in all, a great fit for Sandy Spring.

The map on Slide 5 depicts the potential scale and efficiency achieved through this acquisition. As stated earlier, this is an end-market deal that increases our market share in both Frederick and Montgomery Counties and adds significant number of client relationships. There are numerous potential branch consolidations. Decisions will be based on what locations provide the best access for clients and those with the greatest opportunities for efficiency gains.

As you can see on Slide 6, our balance sheets are complementary, as well, portfolios are very diverse when combined, and we achieve an enhanced yield based on the pricing power that comes from the Revere book. On the deposit side, combined deposits continue to highlight the strength of our core deposit franchise, and we look forward to employing our time-tested deposit gathering strategies for non-interest-bearing deposits within the Revere client base. The combined loan-to-deposit ratio continues to fall right in our comfort zone at approximately 105%.

Sandy Spring Bancorp, Inc.

September 24, 2019 at 10:00 AM Eastern

At this point I’m going to turn it over to Phil Mantua to cover additional comments. Phil?

Philip J. Mantua

Thank you, Dan. Good morning, everyone. As we pick up on the slide deck on Slide Number 7, we have our summary of terms and key transaction metrics. The form of consideration for this deal, as you see, is 100% stock with a fixed exchange ratio of 1.05, resulting in an overall transaction value of approximately $461 million, or as stated on a per share basis, $37.10 per share. In this transaction we will issue 12.7 million shares and the pro forma ownership of the combined Company will be 74% Sandy Spring and 26% Revere.

From an evaluation standpoint, the price of tangible book value is estimated to be 173.4%. We are reporting a price to last 12-month earning multiple of 14.8 times and a core deposit premium of 12.8%. As you can see in comparison to the comparable transactions at the bottom of the slide, we believe that all three of these metrics are more than in line with comparable transactions.

Moving to Slide 8, from a Corporate Governance standpoint, three current Revere Board Members will be appointed to the Sandy Spring Board and both Co-Presidents/CEOs of Revere, as Dan mentioned, Ken Cook and Drew Flott, will be joining the combined organization as part of our overall Leadership Team.

We anticipate that we will close this transaction in the late first quarter of 2020, and that our system conversions will follow accordingly. All of that is obviously predicated on our ability to satisfy the usual customary conditions to closing, including the approval of both shareholder groups and our regulators. There are no financing contingencies included in our transaction.

We feel our due diligence process was robust as we looked at approximately 50% of the Revere loan book, and we utilized a third-party valuation for developing our initial fair value and acquisition accounting adjustments. We also conducted a thorough review of all regulatory compliance, legal, and operational risks, and feel good that we did a very complete job in that regard.

Moving to Slide 9, I will talk a little bit about our transaction assumptions and some other considerations. First thing is that we included a cost save estimate here of 45% of Revere’s non-interest expenses, although some of those cost saves could easily come from both organizations, but they are estimated based on their overall expense base; and those estimates include branch closures, as Dan alluded to earlier. Given the potential timing of the close of this deal, we would anticipate that 75% of the cost saves that we are anticipating would be in place by the end of next year 2020. We’ve also estimated that the total combined transaction expenses incurred in the transaction would be approximately $32 million on a pre-tax basis.

For fair value marks, using the current non-CECL accounting standards we’ve included a credit mark on the loan portfolio of approximately $20 million and a $4 million interest rate mark on that same loan portfolio. We should remember that the interest rate mark here is not impacted by CECL, although the credit mark obviously is. We’ll talk more about that shortly.

Sandy Spring Bancorp, Inc.

September 24, 2019 at 10:00 AM Eastern

The core deposit intangible is estimated to be roughly $23 million, and all other assets and liabilities from both sides of the balance sheet would net out to be a $4 million write-up to equity. Other considerations include rolling Revere’s existing stock options into Sandy Spring options; the retention initially of Revere’s sub-debt, and the acknowledgment of the impact of the Durbin Amendment on our fee income, which is estimated to be roughly $3.1 million on a pre-tax basis.

Now, turning to Slide 10, let me take a few minutes to outline our approach to how we evaluated the potential of the CECL accounting standard on this transaction. As you can see on the top half of the slide, our interpretation of the CECL standard requires a different definition regarding performing and non-performing credits when determining the fair value. We have here outlined our understanding of the application, which creates a definition which is referred to as purchase credit deteriorated versus purchase credit impaired under the current standard. The other significant thing here to recognize is that there is also a need to establish what’s referred to as a day two allowance, and in doing so one of the key things to recognize as well is that we applied our current CECL, our (inaudible) preliminary CECL methodology to the Revere non-PCD loan portfolio in arriving at this day two estimate.

Overall, under the CECL standard we estimate a total loan mark for purchase accounting purposes of $28 million or 1.22% of the Revere loan book in contrast to the $20 million mark under the current accounting standards that displayed on the earlier Slide Number 9, and that the day two allowance being commonly referred to as the double dip would be approximately $17 million.

Finally, on Slide 11 is a summary of the transaction impacts both on Sandy Spring shareholders and as it relates to our capital ratios, demonstrated both under current accounting standards and also under the proposed CECL accounting requirement. Either way, we think that our earnings accretion metrics are strong, the tangible book value earn-back period at three years or less is acceptable, and that our capital ratios continue to be strong and especially with the assumption of potential sub-debt raise suspension here; the Commercial Real Estate portfolio as a percentage of total capital would remain in a comfortable place.

The required (phon) sub-debt raise is being considered to allow our combined Company to continue on a strong growth trajectory without any stress to capital and will include the repayment of existing sub-debt and trust preferred as these different issues would become whole.

With that, I’ll turn it back over to Dan.

Daniel J. Schrider

Thank you, Phil. As you learned from Phil’s comments, this is a terrific transaction. It builds in our position as the premier community bank franchise in the Greater Washington D.C. market. I think at this point we will pause and turn it over to the Operator to address any questions you might have.

QUESTIONS AND ANSWERS

Operator

We will now begin the question-and-answer session. To ask a question you may press star then one on your touchtone phone. If you’re using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question please press star then two. At this time we will pause momentarily to assemble our roster.

Our first question comes from Catherine Mealor with KBW. Please go ahead.

Sandy Spring Bancorp, Inc.

September 24, 2019 at 10:00 AM Eastern

Catherine Mealor

Thanks. Good morning and congrats.

Daniel J. Schrider

Good morning, Catherine.

Philip J. Mantua

Good morning, Catherine.

Catherine Mealor

Let’s start first with just talking about some of the members of Revere that you’re adding to your management team. I appreciate that Ken and Drew are joining. Can you talk about how you maybe locked up the two of them and maybe other members of Revere’s management team differently than you’ve done in past acquisitions? Then I have a couple of other questions after that. Thank you.

Daniel J. Schrider

All right. Sure. Thanks, Catherine. Great question. As we mentioned in our press release this morning, and as I described in my comments, Ken and Drew are joining the organization in very meaningful executive-level positions and have agreed to do so in the form of employment agreements that will have them very committed to the long-term success of this Company as well as customary non-compete type of tales alongside to those employment agreements.

Some transactions have executive management joining to simply take maybe a cameo role for a season of time. That is not what we’re talking about here. We’ve organized revenue generation in a way that will allow Ken to join our Executive Team and specifically in the revenue area, and help us continue to build off the momentum that Revere’s had. We really look forward to working with Ken. In fact, our Chief Banking Officer, Jay O’Brien, spent a good portion of his career working together with Ken in prior banks and have had a great deal of success together.

Then in Drew’s case, same thing; very committed through an employment agreement and following non-compete. They are both—part of what makes this attractive in our dialogue over the course of time has been what they’ve accomplished as a bank but also their commitment to being a part of their ongoing success on a combined basis.

Beyond Ken and Drew, we’ve worked closely with management on developing retention strategies that began immediately upon announcement and we’ve also baked into our expectations that we will obviously invest in those strategies, but there’ve been, at this point, no further employment agreements executed, but we feel good about our ability to retain, and we have strategies I can’t go into any more detail on to cause folks to want to be a part of Sandy Spring.

Catherine Mealor

All right. Great. That’s really helpful. Then maybe turning over to the financial side, you mentioned the $125 million of sub-debt that you are considering. I appreciate that on Slide 11 that’s included in your capital pro forma ratios. Is it also included in your EPS accretion and tangible book value earn-back that you laid out?

Philip J. Mantua

Yes, it is, Catherine. It’s incorporated. It’s been incorporated in the modeling for all of the metrics that are displayed on the deck.

Sandy Spring Bancorp, Inc.

September 24, 2019 at 10:00 AM Eastern

Catherine Mealor

Okay. Great. Then on the CECL side, so it’s my understanding—I’m more trying to learn how this is going to work. It’s my understanding when you mention on Slide 9 that your total credit discount is about $20 million under current accounting standards, is when I’m looking at—when you mention your book dilution under current standards versus CECL, is that different basically just $20 million you point out versus, I guess, $45 million which would include your credit mark on both the PCD and non-PCD and then that day two allowance?

Philip J. Mantua

Yes. I think at the end of the day, that’s essentially the answer because they’re just going to be given the wider or broader definition of PCD first of all versus PCI, a larger portfolio that’s going to pull through there, as well as this day two allowance that needs to be taken into consideration. Now, that allowance, our understanding is that in many respects it will come back over time, but initially that’s really the major differential between one method and the other, yes.

Catherine Mealor

Got it. Okay. Amazing it’s almost double. Then on that, do you have the balances of your PCD loans versus non-PCD?

Philip J. Mantua

Yes. I think we used roughly about $94 million to $95 million in the PCD portfolio, and that is significantly greater than what it would be under the current PCI standards.

Catherine Mealor

Great. Okay. That’s helpful. Thank you so much.

Daniel J. Schrider

Thanks, Catherine.

Philip J. Mantua

You’re welcome, Catherine.

Operator

Again, if you have a question, please press star then one. The next question comes from Dan Schere with Bethesda Beat. Please go ahead.

Dan Schere

Hi. Thanks for taking my question. I wanted to know how many employees does each company have, and will all Revere Bank employees automatically become Sandy Spring Bank employees and will there be any layoffs?

Daniel J. Schrider

Dan, this is Dan Schrider. Thanks for dialing in and thanks for your question. Revere currently has between 230 and 240 employees, Sandy Spring in the 930 to 940 employees. Bringing those organizations together, it’s too early to determine exactly how that will play out in terms of employee retention in both companies. There clearly is some branch overlap, which we’ll be dealing with to determine what’s best for our clients at the end of the day, but too early to determine any specific decisions with regard to elimination of employees or branches at this point.

Sandy Spring Bancorp, Inc.

September 24, 2019 at 10:00 AM Eastern

Dan Schere

Great. I have one follow-up question. Do you anticipate any expansion of branches in Montgomery County?

Daniel J. Schrider

We are always looking for markets that we need to expand our presence in. That would go for Montgomery County or any other market in which we are currently in or would like to be in, but there are no specific plans today for further expansion in Montgomery County that I can speak to.

Dan Schere

Great. Thanks so much.

Daniel J. Schrider

Thank you.

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Dan Schrider for any closing remarks.

CONCLUSION

Daniel J. Schrider

Thank you. Thanks everyone for joining the call this morning. This combination of Sandy Spring and Revere Bank will be an awesome combination to help us continue to fulfill our vision of being an outstanding financial services company, benefiting our clients and employees, satisfying our shareholders, and enriching the communities that we serve. We really look forward to bringing these two organizations together. Again, thanks for being on the call, and I hope you have a great day.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Sandy Spring Bancorp, Inc. (“Sandy Spring”) and Revere Bank. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Sandy Spring’s and Revere Bank’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “may,” “will,” “would,” “could,” “should” or other similar words and expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and neither Sandy Spring nor Revere Bank undertakes any obligation to update any statement in light of new information or future events. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Sandy Spring Bancorp, Inc.

September 24, 2019 at 10:00 AM Eastern

In addition to factors previously disclosed in Sandy Spring’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), the following factors among others, could cause actual results to differ materially from those in its forward-looking statements: (i) the possibility that any of the anticipated benefits of the proposed transaction between Sandy Spring and Revere Bank will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Revere Bank with those of Sandy Spring will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure to obtain the required shareholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) general economic conditions and trends, either nationally or locally; (ix) conditions in the securities markets; (x) changes in interest rates; (xi) changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; (xii) changes in real estate values; (xiii) changes in the quality or composition of Sandy Spring’s or Revere Bank’s loan or investment portfolios; (xiv) changes in competitive pressures among financial institutions or from non-financial institutions; (xv) the ability to retain key members of management; and (xvi) changes in legislation, regulations, and policies.

Additional Information About the Acquisition and Where to Find It

In connection with the proposed merger transaction, Sandy Spring will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Sandy Spring and Revere Bank, and a Prospectus of Sandy Spring, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Sandy Spring, Revere Bank and the proposed merger.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Sandy Spring, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Sandy Spring at www.sandyspringbank.com under the tab “Investor Relations,” and then under the heading “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Sandy Spring upon written request to Sandy Spring Bancorp, Inc., Corporate Secretary, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (800) 399-5919 or to Revere Bank, Corporate Secretary, 2101 Gaither Road, 6th Floor, Rockville, Maryland or by calling (240) 264-5346.

Participants in the Solicitation

Sandy Spring and Revere Bank and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sandy Spring and Revere Bank in connection with the proposed merger. Information about the directors and executive officers of Sandy Spring is set forth in the proxy statement for Sandy Spring’s 2019 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 13, 2019. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Sandy Spring Bancorp, Inc.

September 24, 2019 at 10:00 AM Eastern